Exhibit 99.2

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of Fiat Chrysler Automobiles N.V. (the “Company”) is convened at 12:00 CEST on Friday, April 12, 2019, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2018

a.	Report of the Board of Directors for the financial year 2018 (discussion)

b.	Implementation of the remuneration policy in 2018 (discussion)

c.	Policy on additions to reserves and on dividends (discussion)

d.	Adoption of the 2018 Annual Accounts (voting)

e.	Approval of the 2018 dividend (voting)

f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2018 (voting)

3.	APPOINTMENT OF THE EXECUTIVE DIRECTORS

a.	Re-appointment of John Elkann (voting)

b.	Re-appointment of Michael Manley (voting)

c.	Appointment of Richard Palmer (voting)

4.	APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Ronald L. Thompson (voting)

b.	Re-appointment of John Abbott (voting)

c.	Re-appointment of Andrea Agnelli (voting)

d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

e.	Re-appointment of Glenn Earle (voting)

f.	Re-appointment of Valerie A. Mars (voting)

g.	Re-appointment of Michelangelo A. Volpi (voting)

h.	Re-appointment of Patience Wheatcroft (voting)

i.	Re-appointment of Ermenegildo Zegna (voting)

5.	APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

6.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ISSUE SHARES IN THE CAPITAL OF THE COMPANY AND TO LIMIT OR TO EXCLUDE PRE-EMPTIVE RIGHTS

6.1

Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association (voting)

6.2

Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 7 of the Company’s articles of association (voting)

6.3

Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association (voting)

7.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association (voting)

8.	CANCELLATION OF SPECIAL VOTING SHARES IN THE CAPITAL OF THE COMPANY

Proposal to cancel all special voting shares held by the Company in its own share capital as specified in article 9 of the Company’s articles of association (voting)

9.	APPROVAL OF AWARDS TO EXECUTIVE DIRECTORS

a.	Approval of awards to the CEO (voting)

b.

Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with article 14.6 of the Company’s articles of association (voting)

10.	CLOSE OF MEETING

AGM documentation

The AGM documentation:

-	the Company’s Annual Report 2018 (including – inter alia – the Report on Operations, Consolidated Financial Statements and Annual Accounts) and the Independent Auditor’s Report,

-

the Agenda and explanatory notes to the Agenda with proposed resolutions and information about members of the Company’s board of directors (the “Board of Directors”) whose appointment has been proposed,

-	statement of the total number of outstanding shares and voting rights at the date of this notice,

-	proxy forms for shareholders,

-	instructions and documents for participation and voting at the AGM is available on the Company’s website: https://www.fcagroup.com/en-US/investors/stock_info_and_shareholder_corner/shareholder_meetings. This documentation is also available at the Company’s offices at 25 St. James’s Street, London, SW1A 1HA United Kingdom, for shareholders and other persons entitled to attend the meeting who will, upon request, receive a copy free of charge.

Participation and record date

Shareholders can hold Company shares in four ways:

◾

shareholders (the “Loyalty Shareholders”) holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both the “Agents”);

◾

shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

◾	shareholders holding common shares in an intermediary account with a participant in the Monte Titoli system (the “Monte Titoli Participant Account”);

◾	shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the “DTC Participant Account”).

Under Dutch law and the Company’s articles of association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct), must (i) be registered as of Friday March 15, 20191 (the “Record Date”), in the register established for that purpose by the Board of Directors (the “AGM Register”) after reflecting

[1]	28th day prior to the date of the meeting

all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the administration of the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the administration of the relevant bank, brokerage or other intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send the AGM meeting materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form that allows them to give another person the right to vote their shares at the AGM in accordance with their instructions. The proxy form will also be available on the Company’s website: https://www.fcagroup.com/en-US/investors/stock_info_and_shareholder_corner/shareholder_meetings/Pages/default.aspx.

Loyalty Shareholders and/or Registered Shareholders, will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant AGM Agent by 11:00 p.m. CEST on April 5, 20192 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to attend the AGM (either in person or by proxy, please note proxy instructions below), should request their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CEST on April 5, 20193 to Computershare S.p.A.

If these shareholders request to attend the AGM (either in person or by proxy), they will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the Attendance Card at the AGM to enter the AGM. For this purpose the Attendance Card also contains a proxy form section. Prior to the AGM, the Attendance Card as well as a copy of the written power of attorney (when applicable), shall have to be handed over at the registration desk.

Alternatively the abovementioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.fcagroup.com/Investors/ Stock Info&Shareholder Corner/Shareholder Meetings).

[2]	7th day prior to the date of the meeting
[3]	7th day prior to the date of the meeting

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CEST on April 5, 20194 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM will be required to show a valid identity document at the registration desk prior to admission to the AGM.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

e-mail: fca@computershare.it or fca@pecserviziotitoli.it

Computershare Trust Company NA

P.O. BOX 505000

Louisville, KY 40233-5000

Web.queries@computershare.com

By Overnight Delivery:

Computershare

462 South 4th Street

Suite 1600

Louisville, KY 40202

Fiat Chrysler Automobiles N.V., March 1, 20195.

[4]	7th day prior to the date of the meeting
[5]	42nd day before the day of the meeting